Remgro
Limited
(FORMERLY REMBRANDT Bpk. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

02060101

82-5706

TO:	**SECURITIES AND EXCHANGE COMMISSION** **DIVISION OF CORPORATE FINANCE** **WASHINGTON D.C. 20549, U S A**
FAX NO:	**091 (202) 942 9626 or** **091 (202) 942 9627**
FROM:	**MARIZA LUBBE (MRS)** **REMGRO LIMITED** **SOUTH AFRICA**
DATE:	**22 NOVEMBER 2002**
RE:	**REMGRO LIMITED**

SUPPL

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

P

dlw 12/2

Remgro
Limited
(FORMERLY REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

22 November 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's Interim results for the six months ended 30 September 2002, containing the declaration of an interim dividend for the six months ending on 30 September 2002.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Very truly yours

M Lubbe (Mrs)
Company Secretary

cc: Mr Robert M. Chilstrom
Ms Figen Inal

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

Increase in headline earnings per share : + 31.7%

Increase in interim dividend per share : + 20.5%

ABRIDGED CONSOLIDATED BALANCE SHEET

	Unaudited 30 September 2002 R million	2001 R million	Audited 31 March 2002 R million
ASSETS			
Non-current assets			
Property, plant and equipment	**2 976**	2 032	2 056
Investment properties	**20**	21	20
Goodwill and trade marks	**2 652**	2 760	2 687
Investments - Associated companies	**18 165**	14 318	16 958
- Other	**83**	115	115
Loans	**279**	24	12
Deferred taxation	**68**	9	17
	24 243	19 279	21 865
Current assets	**4 943**	4 089	4 435
Cash and cash equivalents	**2 650**	2 195	2 697
Other current assets	**2 293**	1 894	1 738
Total assets	**29 186**	23 368	26 300
EQUITY AND LIABILITIES			
Capital and reserves			
Interest of own members	**25 518**	21 116	24 047
Minority interest	**2 039**	833	945
Total shareholders' equity	**27 557**	21 949	24 992
Non-current liabilities	**250**	274	210
Retirement benefits	**63**	44	74
Long-term interest-bearing loans	**97**	159	41
Deferred taxation	**90**	71	95
Current liabilities	**1 379**	1 145	1 098
Short-term interest-bearing loans	**32**	113	110
Other current liabilities	**1 347**	1 032	988
Total equity and liabilities	**29 186**	23 368	26 300
Net asset value per share (Rand) (attributable to own members)			
- At book value	**R 49.03**	R 40.45	R 46.07
- Allowing for market value/directors' valuation of investments and listed subsidiary companies	**R 92.17**	R 76.66	R 89.50

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Unaudited Six months ended 30 September 2002 R million	Unaudited Six months ended 30 September 2001 R million	Audited Year ended 31 March 2002 R million
Revenue of the Company and its subsidiaries	**5 819**	4 262	8 441
Operating profit before depreciation	**683**	347	975
Depreciation	**(100)**	(93)	(184)
Finance costs	**(16)**	(27)	(58)
Profit from normal operations	**567**	227	733
Amortisation of goodwill	**(70)**	(69)	(138)
Impairment of assets	**(14)**	-	-
Exceptional items	**989**	(6)	(20)
	1 472	152	575
Taxation	**(201)**	(56)	(172)
Profit after tax of the Company and its subsidiaries	**1 271**	96	403
Share of after-tax profit of associated companies	**2 058**	1 570	3 255
- Profit from normal operations	**2 306**	1 781	3 881
- Amortisation of goodwill	**(163)**	(122)	(276)
- Impairment of goodwill	**(50)**	-	-
- Exceptional items	**(35)**	(89)	(350)
Group profit after tax	**3 329**	1 666	3 658
Minority interest	**(305)**	(47)	(151)
Net profit	**3 024**	1 619	3 507
Reconciliation of headline earnings:			
Basic earnings – Net profit	**3 024**	1 619	3 507
Plus/(minus) – portion attributable to own members:			
- Amortisation of goodwill	**226**	191	414
- Impairment of goodwill and assets	**58**	-	-
- Exceptional items	**(805)**	94	351
- Net surplus, after taxation, on disposal of property, plant and equipment	**(8)**	(8)	(35)
- Other	**-**	-	15
Headline earnings	**2 495**	1 896	4 252
Segmental analysis – Headline earnings			
Trade mark interests	**1 375**	966	2 167
Financial services	**507**	484	958
Industrial interests	**316**	203	570
Mining interests	**153**	137	306
Corporate finance and other interests	**144**	106	251
	2 495	1 896	4 252

EARNINGS AND DIVIDENDS PER SHARE

	30 September 2002 Cents	2001 Cents	31 March 2002 Cents
Headline earnings	**478.2**	363.2	814.5
Basic earnings	**579.6**	310.2	671.8
Dividends			
Ordinary	**88.00**	73.00	206.00
- Interim	**88.00**	73.00	73.00
- Final			133.00
Special			100.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Six months ended 30 September 2002 R million	2001 R million	Audited Year ended 31 March 2002 R million
Balance at 1 April - as previously reported	**24 047**	19 536	19 536
Prior year adjustments	**-**	(149)	(149)
Adjusted balance at 1 April	**24 047**	19 387	19 387
Net profit	**3 024**	1 619	3 507
Dividends paid	**(1 215)**	(553)	(934)
Exchange rate adjustments	**215**	774	2 131
Change in reserves of associated companies	**(448)**	(124)	(70)
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(109)**	-	-
Long-term incentive scheme reserve	**7**	12	25
Other	**(3)**	1	1
Interest of own members	**25 518**	21 116	24 047

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 30 September 2002 R million	2001 R million	Audited Year ended 31 March 2002 R million
Cash generated from/(utilised in) operations	**300**	(60)	688
Dividends received	**1 470**	1 161	1 627
Dividends paid	**(1 239)**	(564)	(968)
Taxation paid	**(125)**	(59)	(111)
Net cash inflow from operating activities	**406**	478	1 236
Investing activities	**19**	(52)	(201)
Financing activities	**(471)**	(138)	(158)
Net increase/(decrease) in cash and cash equivalents	**(46)**	288	877
Cash and cash equivalents at the beginning of the period	**2 677**	1 800	1 800
Cash and cash equivalents at the end of the period	**2 631**	2 088	2 677
Cash and cash equivalents - per balance sheet	**2 650**	2 195	2 697
Bank overdraft	**(19)**	(107)	(20)

ADDITIONAL INFORMATION

	30 September 2002	2001	31 March 2002
Shares in issue			
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total shares in issue	**522 000 002**	522 000 002	522 000 002
Shares held in treasury			
- Ordinary shares of 1 cent each	**(1 567 908)**	-	-
	520 432 094	522 000 002	522 000 002
Weighted shares in issue	**521 726 610**	522 000 002	522 000 002

- In determining the headline and basic earnings per share the weighted number of shares in issue was taken into account.

	30 September 2002 R million	2001 R million	31 March 2002 R million
Listed investments			
Associated			
- Book value	**6 471**	6 282	6 766
- Market value	**10 188**	10 575	10 786
Other			
- Book value	**18**	50	50
- Market value	**44**	145	136
Unlisted investments			
Associated			
- Book value	**11 694**	8 036	10 192
- Directors' valuation	**32 875**	23 118	30 895
Other			
- Book value	**65**	65	65
- Directors' valuation	**74**	73	73
Additions to and replacement of property, plant and equipment	**132**	95	185
Capital commitments	**363**	85	112
(Including amounts authorised, but not yet contracted for)			
Dividends received			
Dividends included in operating profit	**8**	7	8
Dividends from associated companies set-off against investments	**1 462**	1 003	1 469
Interest received			
From unlisted investments and deposits	**183**	97	235
(Included in operating profit)			

ADDITIONAL INFORMATION (CONTINUED)

	30 September 2002 R million	30 September 2001 R million	31 March 2002 R million
Exceptional items			
Exceptional items of subsidiary companies consist of the following:			
Net capital surplus/(loss) on the sale of investments and businesses	**1 001**	(3)	(18)
Retrenchment costs	**(12)**	-	-
Other	**-**	(3)	(2)
Total before taxation – per income statement	**989**	(6)	(20)
Taxation	**(36)**	-	18
Total after taxation	**953**	(6)	(2)
Share of exceptional items of associated companies – per income statement	**(35)**	(89)	(350)
Restructuring costs	**(23)**	(136)	(148)
Retrenchment costs	**(47)**	-	-
Net capital surplus/(loss) on sale of investments and businesses	**12**	-	(250)
Other	**(1)**	4	(19)
Taxation effect	**22**	43	65
Attributable to minorities of associated companies	**2**	-	2
	918	(95)	(352)
Attributable to minorities	**(146)**	1	1
Attributable to own members	**772**	(94)	(351)

COMMENTS

1. ACCOUNTING POLICIES

The interim report is prepared mainly on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice and incorporates accounting policies which, with the exception of accounting for investment properties, employee benefits and the Company's long-term share incentive scheme (the "scheme"), are consistent in all respects with those of the previous financial periods.

2. PRIOR YEAR ADJUSTMENTS

Change in accounting policy – current period
The accounting policy in respect of the Company's long-term share incentive scheme has been changed.

In the past, the diluted headline and basic earnings per share were based on the weighted number of shares in issue after adjustment for the dilutive effect of shares which were to be issued to participants in the scheme. The trustees of the Share Trust subsequently decided to rather acquire shares in the open market and 3 950 000 shares were purchased in June 2002 for this purpose.

The estimated cost of the scheme, after taking into account dividends received on the relevant shares, is accounted for against income and headline earnings on a straight-line basis over a four year period with a corresponding credit to equity. The comparative figures have been restated in respect of the portion attributable to the expired periods. The effect of the change in accounting policy on headline earnings and headline earnings per share was as follows:

HEADLINE EARNINGS	**30 September 2002 R million**	2001 R million	31 March 2002 R million
Previously reported		1 908	4 277
Scheme cost attributable to the period	7	12	25
Restated headline earnings		1 896	4 252

HEADLINE EARNINGS PER SHARE	**30 September 2002 Cents**	2001 Cents	31 March 2002 Cents
Previously reported		365.5	819.3
Scheme cost attributable to the period	1.3	2.3	4.8
Restated headline earnings per share		363.2	814.5

Change in accounting policy – 2002 financial year
As indicated in Remgro's 2002 Annual Report, the accounting policy in respect of accounting for investment properties was changed during the 2002 financial year to comply with the amended South African Statement of Generally Accepted Accounting Practice (AC 135). During 2002 the Group also implemented AC 116 (revised) in respect of employee benefits.

The effect on earnings for the six months ended 30 September 2001 was not material, therefore the comparative income statement has not been restated. The balance sheet on 30 September 2001 has been restated as follows:

	30 September 2001 R million
Balance sheet	
Reduction in property, plant and equipment and investment properties	5
Reduction in investments	18
Reduction in interest of own members	33
Reduction in minority interest	6
Increase in liabilities	16

3. **RESULTS**

Certain balance sheet and income statement items are not directly comparable on a line-for-line basis with that of the prior financial periods due to:

a) the consolidation of Medi-Clinic Corporation Limited (Medi-Clinic) as a subsidiary company from 1 April 2002, while previously having being equity accounted as an associated company, and

b) the equity accounting of the interest in Unilever Bestfoods Robertsons from 1 April 2002, while previously the interest in the former Bestfoods Robertsons joint venture, was proportionately consolidated.

- ***Headline earnings per share***

Headline earnings per share increased by 31.7% from 363.2 cents to 478.2 cents.

The contribution of the tobacco interests, which represented 54.3% (2001: 50.1%) of total headline earnings for the period under review, increased by 42.8%. A substantial portion of this increase can be attributed to the weakening of the rand against the pound. It should be noted that income does not accrue evenly throughout the year and after taking into account the recent strengthening of the rand, the exchange rate impact will not necessarily be repeated to the same extent during the second six months of the year to 31 March 2003.

The contribution of the financial services, which represented 20.3% (2001: 25.5%) of total headline earnings has increased by 4.8%. The combined contribution of FirstRand Limited and RMB Holdings Limited to headline earnings has increased by only 2.2%, due to an exchange rate benefit included in the comparative period. ABSA Group Limited (ABSA) achieved earnings growth of 15.7%.

The total contribution of the industrial interests increased by 55.4%, mainly as a result of the good performance by, amongst others, Rainbow Chicken Limited, Dorbyl Limited and the packaging interests.

Due to a substantial increase in the headline earnings of Trans Hex Group Limited, the mining interests' contribution increased by 12%.

Medi-Clinic continued its steady earnings growth with an increase of 25%.

- ***Basic earnings per share***

Basic earnings, after exceptional items and amortisation of goodwill, increased from 310.2 cents to 579.6 cents per share. This increase includes the capital surplus realised on the Robertsons Unilever transaction as well as on the merger between Malbak Limited and Nampak Limited (Nampak).

4. REVENUE

- of the Company and its subsidiaries	30 September 2002 R million	2001 R million	31 March 2002 R million
Revenue is not directly comparable with that of the previous periods as is shown by the following analysis:			
Operating revenue			
- Medi-Clinic (Consolidated from 1 April 2002)	1 378	-	-
- Bestfoods Robertsons joint venture (Proportionately consolidated to 31 March 2002)	-	944	1 866
- Other subsidiaries	2 788	2 203	4 863
Dividends and interest	1 653	1 115	1 712
Total revenue	5 819	4 262	8 441

Due to the nature and composition of the Group, segmental information in respect of revenue is not meaningful.

5. TOBACCO

Remgro's tobacco interests are represented by a one-third shareholding in R&R Holdings, Luxembourg, (R&R). The other two-thirds are held by Compagnie Financière Richemont AG (Richemont).

In the period under review, R&R has equity accounted its effective 31.50% (2001: 31.53%) interest in British American Tobacco Plc (BAT) for the full six months period. In line with the practice adopted in the prior year, R&R's share of BAT's earnings for the six months to 30 September 2002 is based on BAT's results for the nine months period to 30 September 2002, less the results for the quarter to 31 March 2002.

After adjustment for exceptional items and goodwill amortisation, R&R's contribution to Remgro's headline earnings is as follows:

	Six months to September 2002 £ million	2001 £ million
R&R's share of the adjusted attributable profit of BAT for the six months to 30 September	256	241
R&R's other income	3	2
R&R's headline earnings for the six months to 30 September	259	243
Remgro's 33.33% share thereof	86	81
	R million	R million
Converted at the average £/R rate of 15.7012 (2001: 11.7415)	1 355	949

BAT performed well in its recently reported nine months period to the end of September with adjusted diluted earnings per share increasing by 8% from 45.80 pence to 49.47 pence. Sales volumes for the period totalled 579.3 billion (2001: 602.0 billion) cigarettes. However, BAT's four global brands Lucky Strike, Kent, Dunhill and Pall Mall achieved sales growth of 9%.

Profit for the America-Pacific region for the nine-month period showed an increase of 4% to £769 million. BAT's operations in the United States increased market share and profit, while strong volume increases in South Korea more than offset the lower volumes in Canada. Total regional volume was 2% ahead at 80 billion cigarettes.

In Europe a profit increase of 6% to £412 million was achieved, as a result of solid performances in Germany, Russia, Ukraine, France and Switzerland, with volumes in line with last year.

In the Asia-Pacific region profit was 5% lower, mainly as a result of markedly reduced duty-free sales volumes, while in the Africa and Middle East region the severe devaluation of the South African Rand, the costs incurred in setting up the new operation in Turkey and lower duty-free sales contributed to a decrease in profit of 18% to £45 million.

BAT's businesses in Latin America performed well in exceptionally difficult economic circumstances, recording a profit decline of 4% despite the currency devaluations in many countries and a fall in volume of 6%.

6. INVESTMENTS

The most important changes subsequent to 1 April 2002 were as follows:

Purchase of Remgro shares

During the period under review, Remgro's wholly-owned subsidiary company, Remgro Investments (Proprietary) Limited, acquired 1 567 908 ordinary Remgro shares (0.32% of the issued ordinary shares of 1 cent each) for a total amount of R109.1 million and these shares are held as treasury shares. This did not have a material effect on earnings or earnings per share.

Medi-Clinic Corporation Limited (Medi-Clinic)

The interest in Medi-Clinic at 30 September 2002 was 52.2%. The interest in excess of 50% was previously considered to be temporary due to personnel options that could be exercised which would have diluted the interest to below 50%. Due to the buy-back of shares by Medi-Clinic, this expected dilution to below 50% will probably not occur and accordingly Medi-Clinic has been consolidated as a subsidiary company from 1 April 2002.

Standard Bank Investment Corporation Limited (Stanbic)

The 3.1 million Stanbic shares received during April 2000 by way of a dividend in specie from the Gencor Limited unbundling was sold for R110.6 million during May 2002.

FirstRand Limited (FirstRand)

During May 2002 a further investment of R111 million was made in FirstRand. On 30 September 2002 Remgro's direct interest in FirstRand was 9.6%.

Malbak Limited (Malbak)

The scheme of arrangement between Malbak and its shareholders was sanctioned by the High Court of South Africa on 14 August 2002. In terms of this transaction Remgro received 74 374 104 Nampak shares and R167.7 million in cash in exchange for its Malbak shares. Since then Remgro made a further investment of R159.0 million in Nampak. On 30 September 2002 Remgro's interest in Nampak was 13.6%.

Malbak's results were equity accounted for the four months to 31 July 2002 and that of the enlarged Nampak for the two months to 30 September 2002.

Universa (Proprietary) Limited (Universa)

On 20 August 2002 the Mine Employees Pension Fund and Sentinel Mining Industry Retirement Fund (collectively, the MPFs), Sage Group Limited (Sage) and Financial Securities Limited (FSL), a wholly-owned subsidiary of Remgro (collectively, the Universa shareholders) and Sanlam Limited (Sanlam) announced that they had restructured the agreements between them in respect of their interests in ABSA.

It is the intention of the Universa shareholders to unbundle the entire shareholding of Universa in ABSA, resulting in them holding ABSA shares directly, and the Universa shareholders have entered into an agreement to facilitate this unbundling. In addition, FSL, the MPFs and Sanlam have entered into a new ABSA shareholders' agreement. Sage elected to withdraw from the previous ABSA shareholders' agreement and do not participate in the new ABSA shareholding pool.

Since 30 September 2002:

Hunt Leuchars & Hepburn Holdings Limited (HL&H)

The schemes of arrangement in terms of which Industrial Partnership Investments Limited (IPI) would have obtained all the ordinary and preference shares in HL&H not yet held by it, were sanctioned by the High Court of South Africa on 22 October 2002.

The listing of HL&H shares on the JSE Securities Exchange South Africa was terminated on 28 October 2002, and in terms of the schemes of arrangement IPI acquired 60.0 million HL&H ordinary shares and 37.9 million HL&H preference shares on 4 November 2002 for a total consideration of R952.1 million. HL&H is now a wholly-owned subsidiary of Remgro.

DIRECTORATE

On 28 August 2002, Mr P J Erasmus retired as a non-executive director.

DIVIDENDS

Notice is hereby given that an interim dividend of 88 cents (2001: 73 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2002.

Dates of importance:

Last day to trade in order to participate in the interim dividend	Friday, 10 January 2003
Trading on or after this date will be ex the interim dividend	Monday, 13 January 2003
Record date	Friday, 17 January 2003
Payment date	Monday, 20 January 2003

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depository Participant (CSDP) or broker.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 13 January 2003 and Friday, 17 January 2003, both days inclusive.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
21 November 2002

DIRECTORATE AND ADMINISTRATION

Directors
Johann Rupert* *(Chairman)*,
M H Visser *(Deputy Chairman/Chief Executive Officer)*,
P E Beyers*,W E Bührmann, G D de Jager*,
J W Dreyer*, D M Falck, P K Harris*, E de la H Hertzog*,
E Molobi*, J F Mouton*, J A Preller (Mrs),
F Robertson*, P G Steyn*, T van Wyk
(**Non-executive*)

Secretary
M Lubbe (Mrs)

Listing
JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office
Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor
Rand Merchant Bank Corporate Finance

Website
www.remgro.com

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8240
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	M&I SECRETERIAL
ST. TIME	11/22 03:46
USAGE T	03'57
PGS.	14
RESULT	OK